[Letterhead of Wyrick Robbins Yates & Ponton llp]

Alexander M. Donaldson
adonaldson@wyrick.com

February 12, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Celia A. Soehner

Re:	Nephros, Inc.
Registration Statement on Form S-1
Amended February 10, 2010
File No. 333-162781

Dear Ms. Soehner:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated February 11, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Prospectus Cover

1.
We note your revised disclosure in response to prior comment 1, in which you disclose an assumed purchase price per share of $0.88.  However, prior comment 1 requested that you disclose a bona fide estimate of the public offering price and related information, including a discussion of how you determined such price.  We note in this regard your disclosure in the last sentence of the first paragraph on page 21.  Please revise accordingly.

Nephros has added disclosure regarding a bona fide estimate of the public offering price on the cover page of the prospectus, under the headings “Offering Price” and “Manner of offering” on page 4, and under the headers “Determination of Offering Price” and “Plan of Distribution” on page 21 of the amended Registration Statement.

Division of Corporation Finance
February 12, 2010

Undertakings, page II-6

2.
While we note your response to prior comment 4, it appears that your disclosure on page II-6 omits required language.  Please amend to provide the undertakings set forth in the current version of Regulation S-K Item 512(a).

The language required by Item 512(a) of Regulation S-K has been added to Part II, Item 17 of the amended Registration Statement as requested.

*   *   *   *   *

Please be advised that Nephros has made other revisions that update to a date in February 2010 the disclosure regarding the recent price of its common stock on the prospectus cover page, the description of its capital stock on page 22 and the market for its common stock on page 37 of the amended Registration Statement.

Nephros respectfully submits that the foregoing discussion and revisions are appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

Alexander M. Donaldson

cc:	Mr. Gerald J. Kochanski